Registration No. 333-215202

As filed with the Securities and Exchange Commission on July 12, 2017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 1

JOHN HANCOCK Sovereign Bond fund

(Exact Name of Registrant as Specified in Charter)

601 Congress Street
Boston, Massachusetts 02210
(Address of Principal Executive Offices)

617-663-2999
(Registrant’s Area Code and Telephone Number)

John J. Danello, Esq.
601 Congress Street
Boston, Massachusetts 02210
(Name and Address of Agent for Service)

Copy to:

Mark P. Goshko, Esq.

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part A — Proxy Statement/Prospectus - Incorporated herein by reference to the definitive form of Proxy Statement/Prospectus filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“Securities Act”), on January 26, 2017, SEC accession number 0001133228-17-000336.

Part B — Statement of Additional Information - Incorporated herein by reference to the definitive form of Statement of Additional Information filed pursuant to Rule 485(b) under the Securities Act on January 26, 2017, SEC accession number 0001133228-17-000336.

Part C — Other Information

Signature Page

Exhibits - The sole purpose of this filing is to file as exhibits, with respect to the reorganization described in the Registrant’s Registration Statement on Form N-14, filed on December 20, 2016: (i) the executed Agreement and Plan of Reorganization, as required by Item 16(4) of Form N-14; and (ii) the opinion of counsel supporting the tax matters and consequences to shareholders of the reorganization, as required by Item 16(12) of Form N-14.

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JOHN HANCOCK SOVEREIGN BOND FUND

PART C

OTHER INFORMATION

Item 15. Indemnification

No change from the information set forth in Item 30 of the most recently filed amendment to the Registration Statement of John Hancock Sovereign Bond Fund (“Registrant”) on Form N-1A under the 1933 Act and the 1940 Act (File Nos. 002-48925 and 811-02402) as filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2016 (accession number 0001133228-16-012743), which information is incorporated herein by reference.

Item 16.	Exhibits.

1(a)	Amended and Restated Declaration of Trust dated January 22, 2016. – previously filed as exhibit 99.(a) to post-effective amendment no. 88 filed on September 27, 2016, accession number 0001133228-16-012743.

1(a)(1)	Amendment dated June 24, 2005 to the Amended and Restated Declaration of Trust regarding change of address of principal place of business. – previously filed as exhibit 99.(a).1 to post-effective amendment no. 59 filed on September 27, 2006, accession number 0001010521-06-000828.

1(a)(2)	Amendment dated April 17, 2009 to the Amended and Restated Declaration of Trust regarding amendment and restatement of Section 8.4. – previously filed as exhibit 99.(a).2 to post-effective amendment no. 65 filed on September 25, 2009, accession number 0000950123-09-046087.

1(a)(3)	Certificate dated August 4, 2011 regarding establishment and designation of Class R6 shares relating to John Hancock Bond Fund. – previously filed as exhibit 99.(a).4 to post-effective amendment no. 67 filed on August 30, 2011, accession number 0000950123-011-081286.

1(a)(4)	Certificate dated March 20, 2015 regarding establishment and designation of Class R4 and Class NAV shares relating to John Hancock Bond Fund. – previously filed as exhibit 99.(a).6 to post-effective amendment no. 84 filed on March 27, 2015, accession number 0001133228-15-001313.

2(a)	Amended and Restated By-Laws dated March 8, 2005. – previously filed as exhibit 99.(b) to post-effective amendment no. 58 filed on September 14, 2005, accession number 0001010521-05-000406.

2(a)(1)	Amendment dated March 11, 2008 to the Amended and Restated By-Laws. – previously filed as exhibit 99.(b).1 to post-effective amendment no. 65 filed on September 25, 2009, accession number 0000950123-09-046087.

2(a)(2)	Amendment dated June 9, 2009 to the Amended and Restated By-Laws. – previously filed as exhibit 99.(b).2 to post-effective amendment no. 65 filed on September 25, 2009, accession number 0000950123-09-046087.

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2(a)(3)	Amendment dated August 31, 2010 to the Amended and Restated By-Laws dated March 5, 2005. – previously filed as exhibit 99.(b).3 to post-effective amendment no. 67 filed on August 30, 2011, accession number 0000950123-011-081286.

2(a)(4)	Amendment dated March 10, 2016 to the Amended and Restated By-laws dated March 8, 2005 – previously filed as exhibit 99.(b)(2)(4) to post-effective amendment no. 88 filed on September 27, 2016, accession number 0001133228-16-012743.

3	Not applicable.

4	Agreement and Plan of Reorganization – Filed herewith.

5	See Exhibits 1 and 2.

6(a)	Advisory Agreement dated July 1, 2009 (the “Advisory Agreement”) between Registrant and John Hancock Advisers, LLC (the “Advisor”) relating to John Hancock Bond Fund – previously filed as exhibit 99.(d) to post-effective amendment no. 65 filed on September 25, 2009, accession number 0000950123-09-046087.

6(a)(1)	Amendment dated July 1, 2011 to the Advisory Agreement relating to John Hancock Bond Fund – previously filed as exhibit 99.(d).1 to post-effective amendment no. 67 filed on August 30, 2011, accession number 0000950123-011-081286.

6(a)(2)	Amendment to the Advisory Agreement dated September 26, 2014 relating to John Hancock Bond Fund. – previously filed as exhibit 99.(d).2 to post-effective amendment no. 83 filed on January 26, 2015, accession number0001133228-15-000303.

6(a)(3)	Sub-Advisory Agreement dated December 31, 2005 (the “Sub-advisory Agreement”) among Registrant, the Advisor, and MFC Global Investment Management (U.S.), LLC (formerly, Sovereign Asset Management LLC and now known as John Hancock Asset Management a division of Manulife Asset Management (US) LLC) (the “Subadvisor”) relating to John Hancock Bond Fund. – previously filed as exhibit 99.(d).1 to post-effective amendment no. 59 filed on September 27, 2006, accession number 0001010521-06-000828.

6(a)(4)	Amendment dated July 1, 2011 to the Sub-Advisory Agreement relating to John Hancock Bond Fund. – previously filed as exhibit 99.(d).3 to post-effective amendment no. 67 filed on August 30, 2011, accession number 0000950123-011-081286.

6(a)(5)	Amendment to the Sub-Advisory Agreement dated September 26, 2014 relating to John Hancock Bond Fund – previously filed as exhibit 99.(d).5 to post-effective amendment no. 83 filed on January 26, 2015, accession number 0001133228-15-000303.

7	Distribution Agreement (the “Distribution Agreement”) dated August 1, 1991 between Registrant and John Hancock Broker Distribution Services, Inc. (renamed John Hancock Funds, Inc. and now known as John Hancock Funds, LLC) (the “Distributor”). – previously filed as exhibit 99.B6 to post-effective amendment no. 39 filed on April 26, 1995, accession number 0000950146-95-000178.

8	Not applicable.

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9(a)	Master Custodian Agreement dated September 10, 2008 between John Hancock Mutual Funds and State Street Bank and Trust Company. – previously filed as exhibit 99.(g) to post-effective amendment no. 65 filed on September 25, 2009, accession number 0000950123-09-046087.

9(a)(1)	Amendment dated October 1, 2015 to Master Custodian Agreement dated September 10, 2008 between John Hancock Mutual Funds and State Street Bank and Trust Company. —previously filed as exhibit 99.(g).1 to post-effective amendment no. 88 filed on September 27, 2016, accession number 0001133228-16-012743.

10	Amended and Restated Multiple Class Plan pursuant to Rule 18f-3 dated December 6, 2011, as amended as of December 17, 2014 (“18f-3 Plan”), for John Hancock Mutual Funds advised by John Hancock Advisers, LLC. – previously filed as exhibit 99.(n) to post-effective amendment no. 83 filed on January 26, 2015, accession number 0001133228-15-000303.

11	Opinion and Consent of K&L Gates LLP regarding legality of issuance of shares and other matters — previously filed as exhibit 11 to the registration statement on Form N-14 filed on December 20, 2016, accession number 0001133228-16-014777.

12	Opinion of K&L Gates LLP on tax matters — Filed herewith.

13(a)	Service Agreement dated June 25, 2014 among the Advisor and John Hancock Mutual Funds. – previously filed as exhibit 99.(h).5 to post-effective amendment no. 81 filed on September 25, 2014, accession number 0001133228-14-003351.

13(b)	Amended and Restated Transfer Agency and Service Agreement dated July 1, 2013 (the “Restated Transfer Agency Agreement”) between John Hancock Mutual Funds advised by the Advisor and John Hancock Signature Services, Inc. – previously filed as exhibit 99.(h).1 to post-effective amendment no. 81 filed on September 25, 2014, accession number 0001133228-14-003351.

13(b)(1)	Amendment dated October 1, 2013 to the Restated Transfer Agency Agreement. – previously filed as exhibit 99.(h).2 to post-effective amendment no. 81 filed on September 25, 2014, accession number 0001133228-14-003351.

13(b)(2)	Amendment dated December 18, 2013 to the Restated Transfer Agency Agreement. – previously filed as exhibit 99.(h).3 to post-effective amendment no. 81 filed on September 25, 2014, accession number 0001133228-14-003351.

13(b)(3)	Amendment dated July 1, 2014 to the Restated Transfer Agency Agreement. – previously filed as exhibit 99.(h).4 to post-effective amendment no. 81 filed on September 25, 2014, accession number 0001133228-14-003351.

14	Consent of PricewaterhouseCoopers LLP. — previously filed as exhibit 14 to the registration statement on Form N-14 filed on December 20, 2016, accession number 0001133228-16-014777.

15	Not applicable.

16	Power of Attorney — previously filed as exhibit 16 to the registration statement on Form N-14 filed on December 20, 2016, accession number 0001133228-16-014777.

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17	Form of Proxy Card — previously filed as exhibit 17 to the registration statement on Form N-14 filed on December 20, 2016, accession number 0001133228-16-014777.

Item 17. Undertakings

(1)            The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)            The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

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Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, John Hancock Sovereign Bond Fund, has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 12th day of July 2017.

JOHN HANCOCK SOVEREIGN BOND FUND
(Registrant)
By:	/s/ Andrew G. Arnott
Andrew G. Arnott
President and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

/s/ Andrew G. Arnott	President and Trustee
Andrew G. Arnott		July 12, 2017

/s/ Charles A. Rizzo	Chief Financial Officer
Charles Rizzo	(Principal Financial Officer and Principal Accounting Officer)	July 12, 2017

/s/ Charles L. Bardelis*	Trustee
Charles L. Bardelis		July 12, 2017

/s/ James R. Boyle*	Trustee
James R. Boyle		July 12, 2017

/s/ Peter S. Burgess*	Trustee
Peter S. Burgess		July 12, 2017

/s/ William H. Cunningham*	Trustee
William H. Cunningham		July 12, 2017

/s/ Grace K. Fey*	Trustee
Grace K. Fey		July 12, 2017

/s/ Theron S. Hoffman*	Trustee
Theron S. Hoffman		July 12, 2017

/s/ Deborah C. Jackson*	Trustee
Deborah C. Jackson		July 12, 2017

/s/ Hassell H. McClellan*	Trustee
Hassell H. McClellan		July 12, 2017

/s/ James. M. Oates*	Trustee
James M. Oates		July 12, 2017

/s/ Steven R. Pruchansky*	Trustee
Steven R. Pruchansky		July 12, 2017

/s/ Gregory A. Russo*	Trustee
Gregory A. Russo		July 12, 2017

/s/ Warren A. Thomson *	Trustee
Warren A. Thomson		July 12, 2017

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* By:	/s/ Thomas Dee
Thomas Dee
Attorney-in-Fact
Pursuant to Powers of Attorney filed previously with the registration statement on Form N-14 filed on December 20, 2016, accession number 0001133228-16-014777.

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Exhibit Index

4	Agreement and Plan of Reorganization

12	Opinion of K&L Gates LLP on tax matters

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